May 12, 2009

Harvey Kamil
President and Chief Financial Officer
NBTY, Inc.
2100 Smithtown Avenue
Ronkonkoma, New York

Re: NBTY, Inc.
**   Form 10-K for the Year Ended September 30, 2008**
**   Filed December 1, 2008**
**   File No. 001-31788**

Dear Mr. Kamil:

        We have completed our review of your Form 10-K for your fiscal year ended
September 30, 2008 and have no further comments at this time.

                                                    Sincerely,

                                                    Jeffrey P. Riedler
                                                    Assistant Director